UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-3(b):  82.)

                                                                                             Press Release
                                                           FOR IMMEDIATE RELEASE

GRUPO TELEVISA ANNOUNCES THAT CABLESTAR HAS
SIGNED AN AGREEMENT TO ACQUIRE BESTEL

Mexico City, August 31, 2007 – Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISA CPO), today announced that Cablestar, S.A. de C.V. (“Cablestar”), has signed an agreement to acquire the majority of the assets of Bestel, a privately held, facilities-based telecommunications company in Mexico, for US$256 million in cash plus an additional capital contribution of US$69 million, for a total cash amount of US$325 million.

Bestel focuses on providing data and long-distance services solutions to carriers and other telecommunications service providers in both Mexico and the United States. The company owns a fiber-optic network of approximately 8,000 kilometers that covers the most important cities and economic regions of Mexico as well as the states of Texas and California in the United States. The company is able to provide connectivity between the United States and Mexico, a key advantage.

Cablestar is owned 70% by Empresas Cablevisión, S.A.B. (“Cablevisión”; BMV: CABLE) in which Televisa owns a 51% stake; 15% by Televisión Internacional, S.A. de C.V., which is based in Monterrey, and 15% by Cablemás, S.A. de C.V.

The transaction is subject to certain conditions, including the approval of regulatory authorities in Mexico.

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, gaming, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

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Investor Relations Contacts:                                                                                                Media Relations Contacts:

Michel Boyance                                                                                                                      Manuel Compeán
Alejandro Eguiluz                                                                                                                  Tel: (5255) 5728 3815
María José Cevallos                                                                                                               Fax: (5255) 5728 3632
Tel: (5255) 5261-2445                                                                                                               mcompean@televisa.com.mx
Fax: (5255)5261-2494                                                                                                                http://www.televisa.com
ir@televisa.com.mx
http://www.televisa.com
http://www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated August 31, 2007	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President